Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

FIRST MAJESTIC SILVER CORP. (the “Company”)
1805 – 925 West Georgia Street
Vancouver, BC V6C 3L2 CANADA
Telephone: (604) 688-3033
Facsimile: (604) 639-8873

Item 2.	Date of Material Change

August 21, 2012

Item 3.	News Release

The press release was disseminated through the services of Marketwire.

Item 4.	Summary of Material Change

The Company announced an updated and restated NI 43-101 Technical Report (“TR”) and Pre-Feasibility Study (“PFS”) for the Del Toro Silver Mine.

Item 5.Full	Description of Material Change

	5.1	Full Description of Material Change

See Schedule “A” attached hereto.

	5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 9.	Date of Report

August 21, 2012

SCHEDULE “A”

FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

NYSE - AG
TSX – FR	August 21, 2012
Frankfurt – FMV

Updated Del Toro NI 43-101 Technical Report &
 Final Permit Received

FIRST MAJESTIC SILVER CORP. (AG: NYSE; FR: TSX) (the "Company" or “First Majestic”) is pleased to announce an updated and restated NI 43-101 Technical Report (“TR”) and Pre-Feasibility Study (“PFS”) for the Del Toro Silver Mine.

REPORTED HIGHLIGHTS

  Silver Equivalent Measured & Indicated Resources increased to 76.5 million ounces
  Silver Equivalent Inferred Resources increased to 81.8 million ounces
  Average Measured and Indicated silver grade increased by 20% to 175 g/t
  Total estimated production to reach 7.2 million silver equivalent ounces containing 5.4 million pure silver ounces in 2014
  Subsequent to the Technical Report’s cut-off date, on August 13, 2012, the Company received the final permit from the Mexican government approving the cyanidation circuit and the enlarged 4,000 tpd plant
  Estimated total direct operating costs are $35.00 per tonne and cash costs of $7.05 per ounce of silver on a by-product basis for LOM
  Post Tax Net Present Value (“NPV”) at 5% discount increased by 30% to US$191.1 million using US$25 silver price
  Internal Rate of Return (“IRR”) increased from 43% to 49% with a payback period of 3.5 years
  Total capital requirement over three years remains $124.2 million, inclusive of a 5% contingency
  The Del Toro Silver Mine is 100% owned by First Majestic Silver and there are no royalties payable

Due to improved metallurgical results and improved economics, the Company decided to re-state the previously released Pre-Feasibility Study dated March 31, 2012. This updated and restated NI 43-101 TR and PFS also considers further exploration and development work completed as at the cut-off date of June 30, 2012. These estimates include all work completed as at the cut-off date, including a total of 45,143 metres of diamond drilling over 141 holes and underground development totalling 9,850 metres. Six drill rigs remain active on site and a total of 5,725 metres drilled over 13 holes subsequent to the cut-off date were not included in this report.

The new Resource estimates as at the June 30, 2012 cut-off date consist of 76.5 million ounces of silver equivalent in Measured and Indicated Resources, plus an additional 81.8 million ounces contained in Inferred Resources. Total tonnage consists of 8.6 million tonnes of Measured and Indicated Resources, representing a 9% decreases from prior estimates plus an additional 7.5 million tonnes of Inferred Resources, representing a 19% decrease from prior estimates. The decrease in tonnage is a result of the reclassification of a large zinc ore body, called the San Juan Zinc deposit, into a new Inferred Mineral Resource pending additional resource definition. More details can be seen in the table below.

Construction of the new 4,000 tpd dual circuit processing mill commenced in April 2011. Production is presently scheduled to commence at the end of 2012. A delay in equipment delivery has resulted in some minor delays of the expected start-up date. Ramp up of production used in the PFS was as follows: Phase 1 – (starting in December 2012 through the first half of 2013) includes sulfide ore processing through the flotation circuit at a capacity of 1,000 tpd; Phase 2 – (beginning in the last half of 2013) includes oxide ore processing through cyanide leaching at a capacity of 1,000 tpd plus sulfide ore processing through flotation at a capacity of 1,000 tpd for total throughput of 2,000 tpd; Phase 3 - (Years 2014 through 2016) includes sulfide-ore processing (flotation) at a capacity of 2,000 tpd and oxide-ore processing (cyanide leaching) at a capacity of 2,000 tpd; Phase 4 (Years 2017 through 2019) includes sulfide-ore processing (flotation) at a capacity of 2,500 tpd in 2017, and 2,900 tpd in 2018 and 2019, plus oxide-ore processing (cyanide leaching) at a capacity of 1,500 tpd in 2017 and 1,000 tpd for 2018.

Total estimated throughput, described in more detail in the table below, is expected to reach a production level of approximately 7.2 million equivalent ounces of silver in 2014, represented by 5.4 million ounces of pure silver annually plus approximately 23.0 million pounds of lead and 25.2 million pounds of zinc.

Keith Neumeyer, CEO and President of First Majestic Silver, states: “The recent great news regarding the receipt of our final permit allowing for the full 4,000 tpd production at the Del Toro mill, including the allowance for doré production, is another major milestone for this project. The decision to construct a new state of the art laboratory as part of the La Parrilla expansion which is only 60 kms away has already proven to be a huge benefit to First Majestic. Based on the latest results from our metallurgical testing, we were able to improve the recoveries and economics of Del Toro. The La Parrilla lab will further assist the Company in responding to the needs of each of our mines as a specialized centralized facility. We have also been able to complete the construction of the sewage treatment facility for the town of Chalchihuites, which is on standby waiting for the mill production to commence.”

The following two summary tables were taken from the complete Del Toro Silver Mine updated and restated NI 43-101 TR and PFS prepared by Pincock Allan & Holt, Lakewood, Colorado (PAH). Shareholders and interested parties are encouraged to read this positive report in its entirety which can be viewed on SEDAR (www.sedar.com) and the Company's web site at www.firstmajestic.com.

Mineral Resources “In-Situ” as of June 30, 2012

Deposit	Tonnes M	Width m	Au g/t	Ag g/t	Pb %	Zn %	Ag (only) oz	Ag oz eq	Total Ag oz eq
Mineral Measured Resources Sulfides
Total Measured Resources	574,917	5.67	0.00	250	5.00	3.95	4,613,963	4,081,853	8,695,816
Mineral Indicated Resources Sulfides
Total Indicated Resources	4,823,710	9.07	0.12	182	2.93	3.04	28,251,935	24,030,831	52,282,767
Total Measured + Inidicated Sulfides	5,398,628	8.71	0.11	189	3.15	3.14	32,865,899	28,112,684	60,978,583
Mineral Measured Resources Oxides
Total Measured Resources	1,388,751	14.10	0.00	146	1.57	2.00	6,508,290	461	6,508,751
Mineral Indicated Resources Oxides
Total Indicated Resources	1,823,126	14.40	0.01	154	2.07	2.28	9,018,480	24,421	9,042,901
Total Measured + Indicated Oxides	3,211,877	14.29	0.00	151	1.88	2.18	15,526,770	24,882	15,551,652
Measured + Indicated Sulfides + Oxides	8,610,505	10.45	0.07	175	2.67	2.77	48,392,669	28,137,566	76,530,235
PAH review = Mineral Resources "In Situ", including mine dilution, but no mine and metallurgical recoveries.
Resource estimate based on Cutoff grade of Ag eq = Sulfides 118 g/tonne; Oxides 63 g/tonne. Metal prices at = Ag-25/oz, Au-$1600/oz,Pb-$0.90/lb, Zn-$0.90/lb.
Mineral Inferred Resources
Mineral Inferred Resources Sulfides
Total Inferred Resources Sulfides	6,720,568	8.44	0.11	173	2.92	4.26	37,472,703	39,887,080	77,359,783
Mineral Inferred Resources Oxides
Total Inferred Resources Oxides	777,194	6.69	-	178	2.35	2.48	4,450,051	0	4,450,051
Total Inferred Sulfides + Oxides	7,497,762	8.32	0.11	174	2.87	4.08	41,922,754	39,887,080	81,809,834
Metal Prices
Au = $1,600/oz Pb = $0.90/lb
Ag = $25/oz Zn = $0.90/lb
PAH review = Mineral Resources "In Situ", including mine dilution, but no mine and metallurgical recoveries.
Resource estimate based on Cutoff grade of Ag eq = Sulfides 118 g/tonne; Oxides 63 g/tonne. Metal prices at = Ag-25/oz, Au-$1600/oz,Pb-$0.90/lb, Zn-$0.90/lb.
Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource w ill be upgraded to an Indicated or Measured Mineral
Resource as a result of continued exploration.
Inferred Mineral Resources do not have economic value and these have not been included in this TR as aprt of the economic analysis.
Inferred Resources Sulfides - San Juan Zinc Deposit	3,084,929	7.95	0.00	6.00	0.18	3.56
Note: No metallurgical test have been completed

In PAH’s opinion, and as described in the report, numerous prospective mineralized structures and alteration zones within the Del Toro property holdings remain either under-explored or unexplored such as the already known areas of San Juan, Perseverancia and San Nicolas and the areas for future exploration such as the extension to depth of the Perseverancia chimney, the extension to the Northeast of the San Nicolas Vein, the newly purchased Dolores mine, in addition to Lourdes, Las Cotorras, La Nueva, India, Tayoltita, El Huitrón, and La Verdiosa structures.

Life of Mine Production Schedule

CATEGORY	YEARS								TOTALS
	2012	2013	2014	2015	2016	2017	2018	2019
SULFIDE ORE
Tonnes Mined by Mine and/or Orebody
Total Sulfide Tonnes Mined/Milled	82,000	350,000	660,000	660,000	660,000	851,381	971,258	707,417	4,942,056
Average Head Grades
Silver - gpt	176	184	176	176	185	186	187	175	182
Lead - %	2.87	3.12	2.88	2.88	3.15	3.17	3.19	2.82	3.03
Zinc - %	2.94	3.04	2.94	2.94	3.05	3.06	3.07	2.91	3.00
Gold - gpt	0.11	0.09	0.11	0.11	0.09	0.09	0.09	0.11	0.10
OXIDE ORE
Tonnes Mined by Mine and/or Orebody
Total Oxide Tonnes Mined/Milled	0	240,000	660,000	660,000	660,000	468,619	348,742	0	3,037,361
Head Grades
* Silver - gpt	0	146	141	141	141	144	159	0	144
SULFIDES + OXIDES
Total Tonnes Mined & Milled, All Mines	82,000	590,000	1,320,000	1,320,000	1,320,000	1,320,000	1,320,000	707,417	7,979,417
Average Head Grades
Silver - gpt	176.28	168.47	158.55	158.55	163.11	170.95	179.23	174.57	167.11
** Lead - %	2.87	3.12	2.88	2.88	3.15	3.17	3.19	2.82	3.03
** Zinc - %	2.94	3.04	2.94	2.94	3.05	3.06	3.07	2.91	3.00
**Gold - gpt	0.11	0.09	0.11	0.11	0.09	0.09	0.09	0.11	0.10
***Annual Production
Silver ounces	367,584	2,594,381	5,413,197	5,413,197	5,673,006	5,931,452	6,152,833	3,120,243	34,665,892
Pounds of lead	2,857,751	13,571,586	23,012,790	23,012,790	26,011,749	33,776,378	38,849,059	24,068,097	185,160,201
Pounds of zinc	3,128,759	14,208,647	25,189,802	25,189,802	27,053,023	35,034,804	40,163,506	26,625,666	196,594,009
Gold ounces	-	19.6	68.0	68.0	68.0	42.1	7.9	-	274
TOTAL Equivalent Ounces of Silver Produced	583,098	3,595,725	7,152,842	7,152,842	7,587,690	8,411,352	8,997,793	4,945,218	48,426,561

* PAH has not reported Pb, Zn grades of oxide ores because no mill recovery of them will be done.
** Average grades for sulfide ore only.
Metal average price assumptions for calculating equivalent ounces: Silver $25.00/oz, Lead $0.90/lb, Zinc $0.90/lb, Gold $1,600/oz
***Assumes metallurgical silver recoveries of 79% in sulfides and 81% in oxides and lead and zinc recoveries from sulfides of 53% and 57%, respectively.

For the purposes of this PFS, Measured and Indicated Resources have been treated as Reserves, which are inclusive of the estimated Mineral Reserves after deducting 12% of ore left in pillars and adding back 5% for mining dilution.. The San Juan Zinc deposit, which is in the process of being defined, was removed from the economic evaluation. The result of these changes increases the previously estimated Reserves stated in the March 31, 2012 PFS from 7.4 million tonnes, or 59.7 million contained silver equivalent ounces, to 7.9 million tonnes equaling 67.6 million ounces of contained silver equivalent. Life of Mine (LOM) calculated in the Report is estimated at 6.5 years taking into consideration the above factors. It should be noted that most underground mines similar to Del Toro generally carry Reserves for LOM of 3 to 5 years.

Current Construction Program

Subsequent to the cut-off date, on August 13, 2012, the Company received the final Environmental Impact Statement permit from the Mexican government (SEMERNAT) approving the cyanidation circuit and the enlarged processing facilities at the Del Toro Silver Mine. Mine and mill production is planned at 4,000 tpd, based on 330 working days per year. Full production is planned to be about 660,000 tonnes per year of sulfide ore and 660,000 tonnes per year of oxide ore. Achievement of this production rate is scheduled for 2014, with a ramp-up period commencing in late 2012 to early 2014.

To achieve full production at a rate of 4,000 tpd (1,320,000 tonnes per year) total estimated capital remains unchanged at $124.2 million (of which $100.4 million remains to be spent). The $124.2 of capital expenditure consists of $38.5 million for the mine, $76.6 million for the mill facility, $3.2 million indirect cost, and $5.9 million contingency. Of the $124.2 million of capital investment, about $9.0 million (without contingency) is budgeted for developing and equipping the main San Francisco Shaft and ancillary installations, including an underground crusher station. LOM sustaining capital is estimated at about $20.1 million. Of the $124.2 million budget, $23.8 million has been spent up to June 30, 2012. The remainder of the $124.2 million capital expenditure from July 1, 2012 onward is planned to be spent as follows; $34.7 million for the balance of 2012, $61.7 million is budgeted for 2013 and the balance of $4.0 million is planned on being spent in 2014. It is expected that at current silver prices, the current and future cash flows and cash on hand are sufficient to finance this expenditure.

Total direct operating costs are projected at US$35.00 per tonne for LOM and cash costs of $7.05 per ounce of silver on a by-product basis including smelting and refining costs. Mine operating costs are estimated at an average of US$19.88 per tonne and mill operating costs are budgeted at US$13.60 per tonne with indirect costs at US$1.52 per tonne. Mine development costs at Del Toro will be capitalized over LOM.

The Company's independent Qualified Person under the policies of National Instrument 43-101 who has reviewed the contents of this news release and who is responsible for the preparation of this Technical Report is Leonel López, C.P.G., P.G., who is an employee of Pincock Allen & Holt, and is independent of the Company.

First Majestic is a producing silver company focused on silver production in México and is aggressively pursuing its business plan of becoming a senior silver producer through the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to the Company achieving its aggressive corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer, President & CEO

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION
This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “may”, “schedule” and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral reserve and resource estimates and estimates of future production and costs of production at our properties; estimated production rates for silver and other payable metals produced by us, the estimated cost of development of our development projects; the effects of laws, regulations and government policies on our operations, including, without limitation, the laws in Mexico which currently have significant restrictions related to mining; obtaining or maintaining necessary permits, licences and approvals from government authorities; and continued access to necessary infrastructure, including, without limitation, access to power, land, water and roads to carry on activities as planned.

These statements reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in the spot and forward price of silver, gold, base metals or certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in the currency markets (such as the Canadian dollar and Mexican peso versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments in Canada, Mexico; operating or technical difficulties in connection with mining or development activities; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inability to obtain adequate insurance to cover risks and hazards; and the presence of laws and regulations that may impose restrictions on mining, including those currently enacted in Mexico; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and approvals from government authorities; diminishing quantities or grades of mineral reserves as properties are mined; the Company’s title to properties; and the factors identified under the caption “Risk Factors” in the Company’s Annual Information Form, under the caption “Risks Relating to First Majestic's Business”.

Investors are cautioned against attributing undue certainty to forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.